EXHIBIT 8.1

[LETTERHEAD OF SANTORO, DRIGGS, WALCH, KEARNEY, JOHNSON & THOMPSON]

July 14, 2005

Via U.S. Mail

Community Bancorp

400 South Fourth Street, Suite 215

Las Vegas, Nevada 89101

Community Bank of Nevada

400 South Fourth Street, Suite 215

Las Vegas, Nevada 89101

Bank of Commerce

4343 East Sunset

Henderson, Nevada 89014

RE:	Agreement to Merge and Plan of Reorganization Among Community Bancorp, a Nevada corporation, Community Bank of Nevada, a Nevada Corporation, and Bank of Commerce, a Nevada Corporation

Ladies and Gentlemen:

We have acted as special Nevada counsel to Community Bancorp, a Nevada corporation (the “Company”), Community Bank of Nevada, a Nevada corporation (the “Bank”) which is a wholly owned subsidiary of the Company, and the Bank of Commerce, a Nevada corporation (the “Seller”), in connection with the transactions contemplated by the Agreement to Merge and Plan of Reorganization dated May 19, 2005 (the “Agreement”), among the Company, the Bank, and the Seller. We have also acted as special Nevada counsel to the Company in connection with the Form S-4 Registration Statement of Community Bancorp (the “Registration Statement”) to be filed with the United States Securities and Exchange Commission (the “Commission”).

The Agreement provides that the Seller will be merged with and into the Bank (the “Merger”) under the applicable provisions of the Nevada banking statutes, Section 666.015 et seq. of the Nevada Revised Statutes. Pursuant to the Agreement, each share of Seller’s common stock issued and outstanding as of the Effective Time will be converted into either shares of Company common stock based on an Exchange Ratio or into cash based on the Per Share Cash Consideration. Pursuant to the Agreement, at least fifty percent (50%) of the Total Consideration paid by the Company to the Seller’s stockholders in exchange for their common stock will be in the form of Company common stock and no more than fifty percent (50%) of the Total Consideration paid by the Company to the Seller’s stockholders in exchange for their common stock will be in the form of cash. No fractional shares of Company common stock will be issued in connection with the Merger. In lieu of fractional shares, each holder of Seller common stock who would otherwise be entitled to receive a fractional share based on the Exchange Ratio shall receive an amount in cash equal to the product (calculated to the nearest hundredth) obtained by multiplying such fractional share interest by the Per Share Cash Consideration.

This opinion letter is provided pursuant to the requirements of Section 8.1(g) of the Agreement and pursuant to the Registration Statement. Unless otherwise stated herein, initial capitalized terms used herein have the meanings assigned to them in the Agreement.

July 14, 2005

1. Documents Reviewed

In connection with our rendering this opinion, we have examined originals or copies of the following documents:

1.	the Agreement to Merge and Plan of Reorganization among the Company, the Bank and the Seller, dated May 19, 2005;

2.	the Registration Statement;

3.	the certificate of incorporation, bylaws, and board of directors resolutions of the Company;

4.	the certificate of incorporation, bylaws, and board of directors resolutions of the Bank;

5.	a certificate issued by the Nevada Secretary of State attesting to the continued existence and good standing of the Company;

6.	a certificate issued by the Nevada Secretary of State attesting to the continued existence and good standing of the Bank;

7.	a certificate issued by the Nevada Secretary of State attesting to the continued existence and good standing of the Seller; and

8.	such other records, documents, and instruments as we have deemed necessary for the purposes of our rendering this opinion letter.

Items 1 - 8 are collectively hereinafter referred to as the “Transactional Documents.”

In reaching the opinions set forth below, we have assumed, and to our knowledge there are no facts inconsistent with, the following:

1. The documents submitted to us as originals are authentic, accurate, and complete, and the documents submitted to us as copies conform to the original documents, and all public records reviewed are accurate and complete;

2. Each of the parties to the Transactional Documents is validly existing and in good standing under the laws of the jurisdiction governing its organization;

3. Each of the parties to the Transactional Documents has duly and validly executed and delivered the Transaction Documents to which it is a signatory and each instrument, document, and agreement to be executed in connection with the Merger to which such party is a signatory, and such party’s obligations set forth in the Transactional Documents (and each such instrument, document, and agreement executed in connection with the Merger) are its valid, legal, and binding obligations, enforceable in accordance with their respective terms;

4. Each person executing the Transactional Documents, whether individually or on behalf of an entity, is duly authorized to do so;

5. Each natural person executing the Transactional Documents has legal capacity to do so;

6. All signatures on the Transactional Documents are genuine;

7. Each of the parties to the Transactional Documents has all requisite power and authority under all applicable laws, regulations, and governing documents to execute, deliver, and perform its obligations under the Transactional Documents to which it is a party; and

8. The Merger will be effected in accord to the terms of the Transaction Documents.

July 14, 2005

In rendering this opinion, we have also assumed that the terms and conditions of the Merger as reflected in the Transactional Documents have not been amended, modified, or supplemented, directly or indirectly, by any other agreement or understanding of the parties or waiver of any of the material provisions of the Transactional Documents. We have made reasonable inquiry of the Company, the Bank, and the Seller with respect thereto and, based on such inquiries, to the best of our knowledge, nothing has come to our attention that leads us to believe that we are not justified in so assuming.

Based on our review of the Transactional Documents, and subject to the assumptions and qualifications herein elsewhere set forth, we are of the opinion that:

1. The Merger qualified as a statutory merger under Section 666.015 et seq. of the Nevada Revised Statutes, the Merger will be a reorganization within the meaning of Section 368(a) of the Code, and the Company, the Bank, the Seller will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

2. Neither gain nor loss will be recognized by the Company, the Bank, or the Seller by reason of the merger.

3. Neither gain nor loss will be recognized by the common stock shareholders of the Seller upon receipt of the Company’s common stock, except as described below with respect to Seller common stock shareholders who received cash in lieu of either said shareholder’s fractional share interests in Company common stock or said shareholders who receive cash in lieu of Company common stock.

4. The basis of the Company common stock received by Seller’s shareholders who exchange Seller common stock for Company common stock will be the same as the basis of the Seller common stock surrendered in exchange thereof (reduced by any amount of cash received allocable to a fractional share interest for which cash is received or allocable to the exchange of Seller common stock for which cash is received and increased by (a) the amount which was treated as a dividend and (b) the amount of gain to the taxpayer which was recognized on such exchange (not including any portion of such gain that was treated as a dividend)).

5. The holding period of the Company common stock received by the Seller common stock shareholders will include the period during which the Seller common stock surrendered in exchange was held, provided that such Seller common stock was held by such Seller shareholder as a Capital Asset (as defined by Code Section 1221(a)) as of the Effective Time.

6. The discussion with respect to the Tax Laws matters in the section of the Registration Statement captioned “Material Federal Income Tax Consequences” is accurate in all material respects and fairly summarizes the Tax Laws issues addressed therein, and we hereby confirm that the opinion of counsel referred to in said section represents our opinion on the subject matter thereof.

The foregoing opinions are limited by the following qualifications:

1. These opinions are limited to the effect of the income tax laws of the United States of America, and we have expressed no opinion as the laws of any jurisdiction other than the income tax laws of the United States of America. We have not considered the effects of the transaction on stockholders of Seller under the income tax laws of the states in which they reside, and we have not considered the effects on the transaction, if any, of sales and use taxes or any state and local taxes.

2. We express no opinion as to the federal income tax consequences of the exchange of Seller common stock by any individual who received or receives such shares as compensation and holds such shares as of the Effective Time subject to any restriction related to employment.

July 14, 2005

3. Changes to the Code, regulations, rulings thereunder, and changes by the courts and the interpretation of the authorities relied thereupon, may be applied retroactively and may affect the opinions expressed herein.

4. These opinions are limited to the matters expressly stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated.

5. This opinion letter is based in part upon the Internal Revenue Code of 1986, as amended, the Treasury Regulations issued thereunder, published administrative interpretations thereof, the judicial decisions with respect thereto, all as of the date hereof (collectively, the “Tax Laws”). No assurance can be given that the Tax Laws will not change, and we give no assurance that such changes will not affect the opinions expressed by us. Moreover, there can be no assurance that contrary positions may not be taken by the Internal Revenue Service, or that a court considering the issues would not hold contrary to such opinion.

As used herein, the term “knowledge” means that the current actual knowledge of the lawyers who are participating in drafting this opinion letter, but does not include, except as specifically provided hereafter, constructive knowledge or inquiry knowledge. The term “knowledge” does confirm that the lawyers drafting this opinion letter have made inquiry of the one or more representatives of the Company as to the relevant facts concerning this opinion and received answers, and further inquiry if any of the alleged facts were suspect, either on their face or on the basis of other facts known to such lawyer were open to question. The term “knowledge” also confirms that the lawyer drafting this opinion letter (i) has made a reasonable examination of his or her files and (ii) had made a reasonable inquiry of other members of the lawyer’s law firm if the lawyer drafting this opinion had a reasonable belief that other lawyers in the law firm may have knowledge (as defined herein) relating to facts relevant to this opinion.

This opinion is limited to the subject matter and conclusions set forth above and may be relied upon only by the addressee thereof and its successors and assigns. No other person or entity may rely or claim reliance upon this opinion without our prior written consent. The opinions expressed above are delivered as of the date hereof and we disclaim any responsibility to update this opinion at any time following the date hereof.

Very truly yours, SANTORO, DRIGGS, WALCH, KEARNEY, JOHNSON & THOMPSON

/s/ J. DOUGLAS DRIGGS, JR.
J. Douglas Driggs, Jr.

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